Champions Oncology, Inc.

One University Plaza, Suite 307

Hackensack, New Jersey 07601

June 8, 2016

VIA EDGAR

Scot Foley

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Champions Oncology, Inc.

Registration Statement on Form S-1

Filed April 26, 2016, as amended

File No. 333-210924

Dear Mr. Foley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Champions Oncology, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EDT on Thursday, June 9, 2016, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joel Ackerman
Joel Ackerman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Duane Morris LLP